                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 29549


                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the fiscal year ended December 31, 2000


[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the transition period ______________ to _____________

         Commission file number ______________





                   SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN

                                       OF

                     SELECTIVE INSURANCE COMPANY OF AMERICA


                         Selective Insurance Group, Inc.
                                40 Wantage Avenue
                              Branchville, NJ 07890

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN






                                      Index

                                                                                                  Page
                                                                                                  ----
Independent Auditors' Report                                                                        1


Statements of Net Assets Available for Plan
         Participants - December 31, 2000 and 1999                                                  2

Statements of Changes in Net Assets Available
         for Plan Participants - Years ended
         December 31, 2000 and 1999                                                                 3

Notes to Financial Statements                                                                     4-8


Schedule

    1             Schedule H Part IV, line 4 (I)- Schedule of Assets Held for
                   Investment Purposes at the End of Year - December 31, 2000                       9

                          Independent Auditors' Report


The Trustees
Selective Insurance Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan participants of the Selective Insurance Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan participants for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ KPMG LLP
------------------
New York, New York
June 25, 2001

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                       Statements of Net Assets Available
                              for Plan Participants
                           December 31, 2000 and 1999



                                                                            2000                     1999
                                                                            ----                     ----
Assets:
     Investments, at fair value                                        $71,391,650               68,020,626

     Participant loans receivable                                        1,715,548                1,516,375
                                                                       -----------              -----------


Net assets available for plan participants                             $73,107,198               69,537,001
                                                                       ===========              ===========




See accompanying notes to financial statements.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                  Statements of Changes in Net Assets Available
                              for Plan Participants

                     Years ended December 31, 2000 and 1999

Additions:
                                                                                2000                                  1999
                                                                                ----                                  ----
Contributions:
     Plan participants                                                     $  7,065,391                             5,167,565
     Employer                                                                 1,911,656                             1,655,582
                                                                             -----------                          -----------
          Total contributions                                                 8,977,047                             6,823,147
                                                                             -----------                          -----------

Investment income:
     Interest                                                                   942,405                               753,037
     Dividends                                                                6,773,356                             5,072,718
     Net (depreciation) appreciation in
         fair  value of investments                                          (9,385,212)                            2,451,283
                                                                             -----------                         ------------
          Total investment (loss) income                                     (1,669,451)                            8,277,038
                                                                             -----------                         ------------

              Total additions                                                 7,307,596                            15,100,185

Withdrawals and distributions                                                 3,737,399                             3,819,611
                                                                            -----------                           -----------

Net increase in net assets
     available for plan participants                                          3,570,197                            11,280,574

Net assets available for plan
     participants at beginning of year                                       69,537,001                            58,256,427
                                                                             ----------                            ----------

Net assets available for plan
     participants at end of year                                            $73,107,198                            69,537,001
                                                                             ==========                            ==========




See accompanying notes to financial statements.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 2000 and 1999

(1)      Plan Description

         (a)      General

                  The Selective Insurance Retirement Savings Plan (the "Plan") is a voluntary defined contribution retirement savings plan available to all eligible employees (as defined) of Selective Insurance Company of America (the "Company", or "Employer"). All contributions, including the Employer's contributions, are participant directed. Participants may elect to invest contributions in one or more of the available funds. Participants should refer to the plan document for more complete information.

         (b)      Plan Participants Contributions

                  A participant may contribute to the Plan, on a before or after-tax basis, through payroll deductions, amounts ranging from 2% to 6% of such participant's compensation (as defined), which are subject to matching by the Company. Participants may contribute up to an additional 6% of compensation which is not subject to matching by the Company. Highly compensated employees (as defined by the Internal Revenue Service) may be limited to smaller contributions.

         (c)      Employers Contributions

                  Contributions were made by the Company in amounts equal to 50% of each participant's contribution that was subject to Company matching for the years ended December 31, 2000 and 1999. The Company may make an additional discretionary contribution for any plan year as determined by the Board of Directors. No additional discretionary contribution was made for the plan years ended December 31, 2000 and 1999.

         (d)      Participants' Accounts

                  The participant record-keeping services are provided by T. Rowe Price Trust Company ("TRP"). Each participant's account is credited with the participant's contribution, the appropriate amount of the Employer's contribution and an allocation of investment fund earnings or losses in which the participant has directed his or her contributions.

         (e)      Vesting

                  All Plan Participants' contributions and earnings or losses thereon are fully vested at all times. Employer's contributions and earnings or losses thereon vest as follows:

                           Years of Service (as defined)         Vesting Percentage
                           ----------------                      ------------------
                           Less than two                                 0%
                           Two but less than three                      30
                           Three but less than four                     40
                           Four but less than five                      50
                           Five but less than six                       75
                           Six or more                                 100

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, continued

(1)      Plan Description

         (e)      Vesting, cont.

                  Units representing Employer's contributions and earnings or losses thereon vest 100% immediately in case of death, or retirement on or at age 65.

         (f)      Withdrawals

                  During employment, a participant may make withdrawals of amounts applicable to Employer's and his or her contributions and earnings or losses thereon, subject to certain restrictions. Certain withdrawals preclude the participant from making further contributions or further withdrawals under the Plan for various periods of time. The vested and non-vested portion of the participant's account attributable to Company contributions and earnings or losses thereon will be put in a suspended status until the participant's retirement, death, disability, termination, or re-enrollment in the Plan no earlier than 12 months after the effective date of the withdrawal, whichever of these occurs earliest.

         (g)      Benefit Payments

                  The benefit to which a participant is entitled is the benefit which can be provided from the participant's account.

                  Upon termination of employment or disability, if a participant's present value (as defined) does not exceed $5,000, the vested value is either distributed in the form of a lump-sum payment, or the participant may elect to defer distribution for a period of 12 months following the date of termination, but in no event later than the participant's required beginning date, as defined. If the present value exceeds $5,000 the participant may request a lump-sum payment or may elect to defer distribution until age 65, as set forth in the Plan. Upon a participant's death, the entire vested present value is distributed in the form of a lump-sum payment.

                  The vested values of participants who elected to defer distributions aggregated $3,154,248 and $2,911,638 at December 31, 2000 and 1999, respectively.

         (h)      Participant Loans

                  Participants may borrow from their employee before-tax contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the participant investment fund to the loan fund. Loan terms range from zero to five years or up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant's account. Withdrawal requests which reduce the security amount lower than the outstanding loan balance are not permitted. Interest is repaid to the participant's account.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, continued

(1)      Plan Description

         (h)      Participant Loans, cont.

                  Interest rates are determined to be prime rate (established at the loan inception) plus 1%. Principal and interest is repaid through bi-weekly payroll deductions.


(2)      Summary of Significant Accounting Policies

         (a)      Basis of Presentation

                  The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and use the accrual basis of accounting.

         (b)      Investments

                  Investment options under the Plan include one Selective Insurance Stock Fund, eight TRP funds and two Vanguard funds (collectively referred to as the "Funds"). Fair value of the funds, which are comprised of stocks and bonds, are based on quoted market prices except when otherwise stated. Transactions recorded in the funds are on a trade date basis.

                  One of the TRP Funds, The Stable Value Common Trust Fund is valued at investment contract value which approximates fair value. The contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, TRPs valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.

                  The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates may have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, stock market, interest rates, economic conditions and world affairs.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, continued

                  The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                             2000                     1999
                                                                             ----                     ----
                     Equity Income Fund, 871,910                           $ 21,510,013             20,511,503
                            and 826,743 shares, respectively
                     New America Growth Fund, 263,892                         9,439,426             10,097,579
                            and 210,104 shares, respectively
                     Science & Technology Fund, 246,206                       8,757,542              9,540,299
                            and 149,746 shares, respectively
                     Prime Reserve Fund 8,414,341                             8,414,341              7,670,972
                            and 7,670,972 shares, respectively
                     Small Cap Value Fund, 382,552                            7,322,037              6,090,251
                            and 345,644 shares, respectively
                     International Stock Fund, 374,889                        5,443,393              5,769,478
                            and 303,178 shares, respectively
                     New Income Fund, 556,267                                 4,728,267              4,183,573
                            and 512,693 shares, respectively

                  During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(9,385,212) and $2,451,283 respectively as follows:

                                    Mutual Funds                         $(9,808,044)             $2,606,336
                                    Common Stock                             422,832                (155,053)
                                                                         -----------              ----------
                                                                         $(9,385,212)             $2,451,283
                                                                          ==========               =========

         (d)      Use of Estimates

                  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

(3)      Fund Management

         The Plan assets in the fund are held in trust and managed by TRP. The trustee has full discretionary authority over the underlying investment fund alternatives provided to the participants.

         Plan contributions to the trust funds are deposited with TRP in one or more of the Funds, as directed by the participant.

(4)      Forfeitures

         Upon termination of a participant's employment, any non-vested Company contributions are placed in a separate account and will become a forfeiture when the participant incurs a break-in-service (as defined). Forfeited amounts of $78,162 and $70,222, in 2000 and 1999 respectively, were used to reduce the Company's matching contributions or pay administrative expenses of the Plan.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, continued

(5)      Plan Expenses

         Expenses of the Plan were paid by the Company in 2000 and 1999.

(6)      Plan Termination

         The Plan has no termination date, and it is the Company's intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time that it may deem advisable. Upon termination of the Plan or upon complete discontinuance of Company contributions, all of the amounts credited to participants' accounts will become immediately 100% vested.


(7)      Tax Status

         The plan administrator has obtained a tax determination letter dated July 23, 1997, from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code and that the related trust is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

Schedule 1

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

Schedule H Part IV, Line 4 (I) - Schedule of Assets Held for Investment Purposes at the End of Year December 31, 2000

                                                                      Fair Value
                                                                      ----------
         Selective Insurance Stock Fund                             $  1,440,779
         T. Rowe Price Trust Company Funds:
           Stable Value Common Trust Fund                              1,510,560
           Prime Reserve Fund                                          8,414,341
           International Stock Fund                                    5,443,393
           New Income Fund                                             4,728,267
           Small Cap Value Fund                                        7,322,037
           New America Growth Fund                                     9,439,426
           Equity Income Fund                                         21,510,013
           Science & Technology Fund                                   8,757,542
         Vanguard Institutional Index Fund                             2,676,812
         Vanguard Admiral Intermediate-Term Treasury Fund                148,480
                                                                    ------------
                                                                      71,391,650

         Participant Loans Receivable                                  1,715,548
                                                                     -----------

         Total                                                       $73,107,198
                                                                      ==========

Signatures

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Selective Insurance Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAN:    SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN

PLAN
ADMINISTRATOR:             Selective Insurance Company of America



Date:    June 29, 2001
                                                     By:  /s/ Keith T. Shoemaker
                                                          ----------------------
                                                          Vice President
                                                          and Controller

INDEX TO EXHIBITS





Exhibit No.                                         Description
-----------                      -----------------------------------------------

       23                            Consent of KPMG LLP dated June 29, 2001